SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
     ----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 5, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 14
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            506,811
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         0
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  506,811
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 14
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 14
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 14
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 14
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            14,476
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  14,476
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 18 to SCHEDULE 13D

         This amendment ("Amendment No. 18") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005, and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Mr. Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Mr. Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 18 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The
Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         In connection with his service as a Class D Director of the Issuer, Mr. Hamot delivered a letter to Director Bailey of the Issuer concerning the independence of Director Bailey, Chairman of the Issuer's independent Audit Committee and formerly the CEO of Viisage Technology Inc., a copy of which is attached hereto as Exhibit 99.24 (the "Independence Letter").

         Viisage Technology Inc, now known as L-1 Identity Solutions Inc. (sym:ID) has filed Form 10-Ks reporting revenues in 2004, 2005, and 2006 of $67 million, $66 million and $164 million, respectively. Public announcements by Viisage and the Issuer between 2004 and 2006 stated that $32 million to $36 million was awarded by the Issuer to Viisage during that period.

         During Mr. Bailey's tenure as Chairman of the Issuer's independent Audit Committee, the Issuer filed Form 10-Q for the periods ended September 30, 2006, March 31, 2007 and June 30, 2007; and Form 10-k for the period ended December 31, 2006.

         On September 5, 2007, Mr. Hamot requested of the full Board of Directors of the Issuer that an evaluation of Mr. Bailey's independence be made by outside, independent counsel well experienced in these types of investigations and a ruling be requested from the NASD if necessary.

         As of the date of this Amendment No. 18, except as set forth above, and in the Independence Letter, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1   Letter dated May 3, 2005 to the Committee of
                        Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4   Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on October 17, 2005*
         Exhibit 99.5   Goodman Letter dated November 11, 2005*
         Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
         Exhibit 99.7 Form of Warner Stevens Board Demand Letter dated December 27, 2005*
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
         Exhibit 99.9   Owsley Letter dated December 27, 2005*
         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
         Exhibit 99.11  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
         Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
         Exhibit 99.13  Letter dated February 7, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.14  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on February 15, 2007*
         Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
         Exhibit 99.16  Second Amended Complaint filed in the Circuit
                        Court for Baltimore City in the State of Maryland on February 27, 2007*
         Exhibit 99.17  Nominating Letter dated March 1, 2007*
         Exhibit 99.18  Letter dated July 18, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
         Exhibit 99.20  Letter dated July 26, 2007 to the V.P., Corporate
                        Counsel & Secretary of the Issuer*
         Exhibit 99.21  Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
         Exhibit 99.22 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
         Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of
                        Maryland on August 2, 2007*
         Exhibit 99.24  Independence Letter dated August 18, 2007 to
                        Director Bailey of the Issuer

         *Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 18 to the Schedule 13D is true, complete and correct.

Dated:  September 5, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            -----------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            -----------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                 EXHIBIT INDEX

Exhibit 1      Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December
               27, 2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18  Letter dated July 18, 2007 to the Corporate Secretary of the
               Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20  Letter dated July 26, 2007 to the V.P., Corporate
               Counsel & Secretary of the Issuer*
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.24  Independence Letter dated August 18, 2007 to Director
               Bailey of the Issuer

*Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 18 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  September 5, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            -----------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            -----------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/ SETH W. HAMOT
                                       ----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC


                                       By:  /s/ ANDREW R. SIEGEL
                                            -----------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       ----------------------------------------
                                       Andrew R. Siegel

                                  Exhibit 99.24

   Independence Letter dated August 18, 2007 to Director Bailey of the Issuer


420 Boylston Street
Boston, Massachusetts
02116

Telos Corporation
19886 Ashburn Road
Ashburn, Virginia
20147

August 18, 2007

Director Bailey:

I have reviewed the draft l0Q furnished by CFO Nakazawa, and have several concerns. You stated at the sparsely attended August 9th BOD meeting that you would be speaking with the SEC and seeking direction from them as to what are the filing requirements for a firm without an auditor. We have not heard back from you on this discussion, or whether it has even occurred.

Equally as important, though, I continue to request the tests done as per your independence. I was questioned by several Board Members regarding why I sought such information. Furthermore, General Counsel Flaherty denied that I was entitled to review the tests of independence and the results.

Frankly, Telos has a history of the Audit Committee being staffed by Directors who do not pass the tests for independence. The 8K of August 17, 2006 describes Mr. Borland's lack of independence while Audit Committee Chair, which of course Telos also cites in regards to the mass resignation of Directors that same week:

         "In an abundance of caution and to avoid any appearance of a lack of independence caused by his use of the corporate golf membership and the non disclosure thereof, Mr. Borland has resigned from the Audit Committee of the Board and has stepped down from the chairmanship of the Compensation Committee. (8K filed with SEC on 8/21/06)"

It appears to me that your lack of independence is more obvious than Borland's.

Specifically, you'll note in the Telos' SEC Proxy Statement, 14A, of November 2006, the following comment:

         "The Audit Committee, which as of the date of this Proxy Statement consists of, pursuant to Rule 4200(a)(15) of the NASD, independent Directors Bailey (chairman), Dvoranchik, and Mahan, was established to review, in consultation with the independent auditors, the Company's financial statements, accounting and other policies, accounting systems and systems of internal controls."

Hence, Telos has clearly stated that all directors of it Audit Committee must be "independent" as defined by the NASD.

Here is said NASD Rule 4200 (a)(15) and specifically part (D)...

(15) "Independent director" means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(D) a director who is a partner in, or a controlling shareholder or an executive officer of, any (for profit business] organization to which the [corporation] company made, or from which the [corporation] company received, payments (other than those arising solely from investments in the [corporation's] company's securities) that exceed 5% of the recipient's [corporation's or business organization's] consolidated gross revenues for that year, or $200, 000, whichever is more, in the current fiscal year or any of the past three fiscal years;

Please explain your "independence" in the context of these three documents and Telos' subcontractor relationship with your former company, originating from at least 2004:

First, your biography from the November 2006 Telos Proxy, 14a, filed with the SEC.

         "Mr. Bailey (age 53) was elected to the Board of Directors in October 2006. Mr. Bailey's career spans over two decades of management experience in the high technology and security industries. He served most recently from August 2002 to September 2006 as the president and CEO of Viisage Technology, Inc., a leading provider of advanced technology identity solutions. Under his four years of leadership, Viisage's market capitalization grew from $60 million to over $1 billion. During that period the company executed nine acquisitions, eventually culminating in the formation of L1 Identity Solutions, a NYSE listed company"

Second, this March 2005 Viisage press release..

         "Following Successful Implementation, Additional Order Builds Upon Existing Relationship with Telos and the DoD

         ARLINGTON, Va. & BILLERICA, Mass. -- (BUSINESS WIRE) -- March 24, 2005 --Viisage (Nasdaq: VISG), a leading provider of advanced technology identity solutions, today announced that it has received a new order for $1.7 million to continue to support the production of secure, smart credentials as part of the Common Access Card (CAC) program for the United States Department of Defense (DoD). The CAC program, which has more than four million users across the DoD, is widely regarded as the largest and most advanced use of smart cards, and has been recognized with major industry awards. This order follows the initial order for the CAC program announced in May 2004 ...

         ... Viisage received the order through Telos Corporation, one of the major support contractors to the Defense Manpower Data Center (DAMC), the organization inside DoD responsible for implementation of the CAC program. The contract calls for additional consumables and services for the ongoing production of the CAC secure identification cards throughout the agency's Real time Automated Personnel Identification System (RAPIDS). First implemented in 2004..."

Third, On September 12, 2006, L-1, the surviving Viisage entity, issued the following press release:

         "STAMFORD, Conn. -- (BUSINESS WIRE) -- Sept. 12, 2006 L-1 Identity Solutions (NYSE: ID), a leading provider of advanced technology identity solutions, today announced that it has received a new five-year $25 million award to continue to support the production of secure, smart credentials as part of the Common Access Card (CAC) program for the United States Department of Defense (DoD). The CAC program, which has more than three million users across the DoD, is widely regarded as the largest and most advanced use of smart cards and has been recognized with major industry awards.

         Viisage received the order through Telos Corporation, one of the support contractors to the Defense Manpower Data Center (DAMC),.."

Furthermore, the continuance of your severance and pension plans by L-1 through this date, as per page IV of the Viisage S-4 filed at the SEC on July 26, 2006, seems to indicate to me an on going financial relationship between you and L-1/Viisage, a subcontractor to Telos:

         "pursuant to a separation agreement to be entered into with Viisage, Bernard C. Bailey, current Chief Executive Officer of Viisage, will receive, subject to the consummation of the merger, one lump sum severance payment of $530,000 to be paid on January 1, 2007, which is equal to 12 months current base salary plus a target bonus of $200, 000; a prorated bonus payment for 2006 based on a current target bonus of $200,000 to be paid on the termination date, as defined in the separation agreement; in connection with his agreement to expand the scope of his non competition arrangement with Viisage, a payment of $530,000; on the first pay period following the closing of the merger, an integration incentive bonus of $105,000; and, because the merger constitutes a "change of control" as defined in his standing option agreements, all of Mr. Bailey's stock options and restricted stock grants will immediately vest in full, and, pursuant to his severance agreement, will be exercisable for 12 months from the termination date;"

Perhaps there are exemptions to NASD Rule 4200 (a)(15) of which I am not aware, despite Telos' affirmative declaration to the SEC that all Directors on the Audit Committee comply with the NASD's definition of independence, or perhaps the tests I requested support Telos's conclusion that you are "independent" and were on the date that you became Chairman of the Audit Committee. Of course, I've been denied access to those test results.

Perhaps, too, you could respond quickly to this missive and every Board member could be assured that corporate governance under the new regime is actually an improvement, complies with statutory requirements, and that the validity and legitimacy of any of Telos's recent SEC filings aren't in question. After all, the corporation has no auditor, you have not reported on your discussions with the SEC, and you appear to be insisting on now filing the l0Q, in contrast to your statements on August 9th.

Sincerely,

/s/ SETH W. HAMOT
-------------------------
Seth W. Hamot
Director